Exhibit 99.1

May 27, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that a subsidiary of Grupo Financiero Galicia S.A., Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), has authorized the establishment of a new corporate entity, in conjunction with BBVA Argentina S.A. and Santander Rio S.A., which is anticipated to be named “Play Digital S.A.” (“Play Digital”). The formation of Play Digital is a part of the Bank’s general commercial strategy. Play Digital’s primary purpose will be to develop and commercialize a payment-related solution that will be linked to bank accounts in the financial system owned by participating customers, which will seek to provide significant improvements to such customer’s payment experiences.

It is anticipated that, in the coming weeks, other corporate and financial entities will seek to participate in the proposed venture described in the foregoing paragraph and will seek to obtain an interest in the share capital of Play Digital.

Yours sincerely,

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.